Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

August 28, 2014

Credit Suisse Announces Coupon Payment on its Equal Weight MLP Index ETN (ticker symbol “MLPN”).

•	On August 22, 2014, Credit Suisse declared a Coupon Payment for the Equal Weight MLP Index ETN (“the ETN”). Coupon details can be found in the table below.
•	The aforementioned ETN is listed on the NYSE Arca.

ETN Ticker	ETN Name	Ex-Date	Record Date	Payment Date	Coupon Payment	Coupon Frequency	Current Yield*†
MLPN	Equal Weight MLP Index ETN	8/26/2014	8/28/2014	9/8/2014	$ .3476	Quarterly	3.84%

* The “Current Yield” equals the current quarterly Coupon Payment annualized and divided by the Closing Indicative Value of the ETN on August 22, 2014.

† The Current Yield is not indicative of future quarterly Coupon Payments, if any, on the ETNs. The quarterly Coupon Payment (if any) is variable and dependent on the most recent distributions of the MLPs included in the index, and such payment does not represent a fixed periodic interest payment.  There can be no assurance that the MLPs included in the index will make any distributions in any future period.

Press Contact
Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs
ETN.Desk@credit–suisse.com, telephone +1 212-538-0859

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon payments on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to

Media Release August 28, 2014 Page 2 / 2

here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

Pricing Supplement dated August 14, 2013:
http://www.sec.gov/Archives/edgar/data/1053092/000089109213007069/e55014_424b2.htm

Pricing Supplement Addendum dated August 22, 2014:
http://www.sec.gov/Archives/edgar/data/1053092/000089109214006366/e60235_424b2.htm

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.
Copyright © 2014, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.